Exhibit B

                                    AGREEMENT

PARTIES:        Park Place Entertainment Corp.
                Cyprus LLC
                Larch LLC

SECURITIES
SOLD:           Claridge Hotel and Casino First Mortgage Notes

SECURITIES
FACE AMOUNT:    $37,107,000,  50% of which are  owned by  Cyprus  and 50% of which are owned by Larch (the "Claridge Securities").

EXCHANGE:       Park Place  Entertainment  will pay a combination of GB Holdings common shares,  GB Property  Funding Corp.  First Mortgage Notes and cash as  consideration  for the  above  referenced  Claridge
                First Mortgage Notes and accrued  interest.  The payment by Park
                Place Entertainment  consists of the following  components:  (i)
                779,861 GB Holdings Inc.  common shares (ii)  $15,858,381  of GB
                Property  Funding Corp.  First  Mortgage Notes (face amount) and
                (iii) $21,606,433  million in cash (the "Cash Payment"),  50% of each such  component to be for the account of each of Cyprus and
                Larch.   The  exchange  will  take  place  as  set  forth  under
                "Accounts" below.


ADDITIONAL
PAYMENT: In the event that the consideration to be paid to bondholders per $1,000 in face amount of bonds under the Park Place bankruptcy plan for the Claridge is hereafter increased then Park Place will pay to each of Cyprus and Larch on the date that such amount is paid to bondholder 50% of an amount determined by multiplying such increase per $1,000 in face amount by 37,107 (as equitably adjusted in the event of any change to the face amount of bonds after the date hereof).

SALE TIMING:    To be completed as a private market transaction on February 7,
                2001

ACCOUNTS:       Park Place Entertainment holds GB Securities (items (i) and (ii)
                under "Exchange") at Jefferies & Company Park Place will deliver those securities, together with the Cash Payment through DTC to:
                Icahn & Co., Inc., DTC #342 for account #12510.  The delivery by
                Park  Place  will  be  made  against  delivery  of the  Claridge
                Securities  to  Jefferies  &  Company,   DTC  #019  for  account
                #39016209.

REPRESENTATIONS:Each party  represents  that the securities to be transferred by it are owned by it free and clear of all liens, claims and encumbrances. Each party represents that the securities set forth above to be transferred by it are the only securities of the applicable issuer owned by it and its affiliates.

         IN WITNESS WHEREOF the parties hereto have executed this agreement on February __, 2001.

Park Place Entertainment Corp.                             Larch LLC

By:                                                        By:
                                                           Robert J. Mitchell
                                                           Authorized Signatory

Cyprus LLC

By:  Barberry Corp.

By:
        Robert J. Mitchell
        Authorized Signatory

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